Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: POSCO Engineering & Construction Nigeria Ltd.

- Total Asset (KRW): 1,077,432,909

• Total Shareholders’ Equity(KRW): 1,077,432,909

• Total Liabilities (KRW): -

• Capital Stock (KRW): 2,898,750,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 119